Megan Sweeney
Trustee, SEIU Benefit Plans Master Trust
SEIU Master Trust
1800 Massachusetts Avenue, NW
Washington, DC 20036

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934. Submission is not required under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

April 26, 2022

Dear Fellow Home Depot Shareholder,

Home Depot appears not to be walking the talk when it comes to racial equity.

In June 2020, Home Depot CEO Craig Menear stated: “We are all confronting deep pain and anguish over the senseless killing of George Floyd, Ahmaud Arbery and other unarmed Black men and women in our country. We cannot ignore that their deaths are part of a pattern of racism and reflect the harsh reality that as a nation we are much too far from fulfilling the promise of equal justice for all.”1 In a widely-publicized 2021 incident, however, a Minneapolis Home Depot store suspended an employee who refused to remove a Black Lives Matter (“BLM”) logo from his apron, then told him to stop wearing the logo or quit, which he did. A National Labor Relations Board complaint alleged that the company enforced its dress code “selectively and disparately” against workers engaged in “protected concerted activity,” including discussing racial discrimination and harassment, and that it constructively discharged the employee who wore the BLM logo.2

At Home Depot’s annual shareholder meeting on May 19, 2022, shareholders can send the message that Home Depot must take concrete action, beyond diversity initiatives and philanthropy, to address racial inequities. Item #10 on Home Depot’s proxy card, “Shareholder Proposal Regarding Racial Equity Audit” (the “Proposal”), asks Home Depot to analyze the full range of adverse racial impacts caused by its business and operations. Doing so would allow Home Depot to address racial inequities that are harming non-white communities and stakeholders, curbing economic growth and potentially depressing diversified investors’ returns. The Proposal states:

RESOLVED that shareholders of The Home Depot Inc. (“Home Depot”) urge the Board of Directors to oversee an independent racial equity audit analyzing Home Depot’s adverse impacts on nonwhite stakeholders and communities of color. Input from civil rights organizations, employees, and customers should be considered in determining the specific matters to be analyzed. A report on the audit, prepared at reasonable cost and omitting confidential or proprietary information, as well as information regarding current litigation and claims of which Home Depot has notice, should be publicly disclosed on Home Depot’s website.

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1  https://corporate.homedepot.com/newsroom/message-craig-menear-%E2%80%93-racial-equality-justice-all

2 https://foiaonline.gov/foiaonline/action/public/submissionDetails?trackingNumber=NLRB-2021-001254&type=request

In its Statement in Opposition to the Proposal, Home Depot touts its diversity, equity and inclusion (“DE&I”) efforts as well as philanthropic endeavors. But Home Depot has an obligation to do more. Societal expectations regarding companies’ obligations around race are shifting: Polling by JUST Capital found that 75-85% of Americans believe that companies should not only speak out against racism, but should also “be taking concrete steps to create a more equitable future going forward.”3 The leaders of JUST, Policy Link, and FSG, a consulting firm founded by Harvard Business School Professor Michael Porter, formulated a “CEO Blueprint for Racial Equity.” They opined that “[c]orporate leaders have a particularly powerful role to play in replacing racist structures, many of which have benefited those at the top, with policies that bring us closer to racial equity—defined as ‘just and fair inclusion into a society in which all can participate, prosper, and reach their full potential.’”4

This is not only the right thing to do; it makes good economic sense. A 2014 study estimated that eliminating the racial pay gap alone would have added $2.1 trillion to the U.S.’s 2012 GDP.5 “Systemic racism,” Atlanta Federal Reserve President and CEO Raphael Bostic said, last year, “is a yoke that drags on the American economy.”6

Home Depot’s agreement to conduct a gender and racial pay audit, in response to a proposal submitted this proxy season by Arjuna Capital,7 is a positive step. The Proposal, however, asks Home Depot to look outward as well as inward to identify actions that harm nonwhite stakeholders and communities of color.

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3 https://www.fsg.org/blog/ceo-blueprint-racial-equity

4 https://www.fsg.org/blog/ceo-blueprint-racial-equity

5 https://www.policylink.org/sites/default/files/Equity_Solution_Brief.pdf, at 4.

6 https://www.frbatlanta.org/about/feature/2020/06/12/bostic-a-moral-and-economic-imperative-to-end-racism

7 https://arjuna-capital.com/press-releases-archive/2022/3/3/press-release-apple-fights-racial-and-gender-pay-equity-proposal-at-annual-meeting-while-chipotle-home-depot-and-target-think-different-committing-to-disclose-median-pay-gap-data

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Home Depot’s proxy statement.

A racial equity audit would help Home Depot identify damaging practices outside its own employment and business activities. For instance, police foundations buy equipment for police departments, including surveillance technology that has been used to target communities of color and nonviolent protestors.8 They also operate outside of democratic decision making and oversight processes.9 In addition to the relationships with the Detroit and Atlanta police foundations referenced in the Proposal, Home Depot has contributed $5,000 to the Philadelphia Police Foundation that was used to purchase interrogation equipment.10 Home Depot’s continuing support of the Atlanta Police Foundation—a Home Depot executive sits on its board of trustees11--is especially troubling given that foundation’s divisive payment of $500 to each of a group of 171 Atlanta police officers who called in sick to protest charges filed against an officer for the murder of a Black man.12 A racial equity audit would highlight these actions like this that are inconsistent with a commitment to racial equity.

Political activities, both directly and through trade associations, are a key avenue by which companies can reinforce or help dismantle systemic racism. A 2020 article in the Harvard Business Review on “The 10 Commitments Companies Must Make to Advance Racial Justice” pressed companies to “[c]ommit at least 50% of [their] lobbying expenditures to drafting and supporting bills that would improve conditions for communities of color by increasing access to quality education and training, rebuilding infrastructure, protecting consumers, ending racial oppression, rebuilding the safety net, achieving criminal justice reform, and making police more accountable.”13

Home Depot’s political activities suggest that a racial equity audit would be useful. In the 2020 election cycle, Home Depot’s PAC gave $465,000 to members of Congress who objected to certifying the election results.5 Because votes in places like Philadelphia, Detroit and Atlanta with large Black populations were targeted by the election nullification effort,14 support for it suggested a refusal to respect or abide by the voting decisions of non-white communities. As one account put it, “Now, as Trump and his supporters continue to lob unsupported claims of voting irregularities and fraud [in those places], they appear to be reviving a tradition of Black voter exclusion in the United States.”15 After a brief pause, Home Depot’s PAC resumed contributions, and it is now the largest corporate giver to the January 6th objectors.16

For the reasons discussed above, we urge you to vote FOR Item 10 on Home Depot’s proxy card. If you have any questions, please contact Renaye Manley via email at renaye.manley@seiu.org.

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8 https://www.ajc.com/news/12k-cameras-give-atlanta-police-broader-window-city/P9aPd6ApEP4vezte0ZiTcO/

9 https://nonprofitquarterly.org/police-foundations-militarizing-communities-with-corporate-backing/

10 https://phillypolicefoundation.org/home-depot-supports-philadelphia-police-interrogation-equipment-with-5-000-contribution-to-philadelphia-police-foundation/

11 https://atlantapolicefoundation.org/about-us/board-members/

12 https://www.ajc.com/news/crime--law/170-atlanta-police-officers-called-out-sick-during-blue-flu-protests-records-show/RIDIMWuApAM0Ytmdiwx01H/; https://policefoundations.org/wp-content/uploads/2021/10/Police-Report-2021_10_05_FINALV3.pdf

13 https://hbr.org/2020/06/the-10-commitments-companies-must-make-to-advance-racial-justice

14 See https://www.nbcnews.com/news/nbcblk/how-trump-s-legal-battles-overturn-election-undermine-black-vote-n1248866; https://www.bridgemi.com/michigan-government/michigans-results-official-harm-done-black-voters-may-linger

15 https://www.nbcnews.com/news/nbcblk/how-trump-s-legal-battles-overturn-election-undermine-black-vote-n1248866

16 https://finance.yahoo.com/news/home-depot-biggest-corporate-contributor-to-2020-election-objectors-analysis-finds-185705617.html

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Home Depot’s proxy statement.